

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

<u>Via E-mail</u>
Lawrence A. Hilsheimer
Chief Financial Officer
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

> **Re: Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2014**
> **Filed January 21, 2015**
> **Response Letter Dated April 14, 2015**
> **File No. 1-00566**

Dear Mr. Hilsheimer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended October 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Results of Operations, page 21</u>

<u>Year 2014 Compared to Year 2013, page 22</u>

1.   We note your response to comment 1 in our letter dated March 25, 2015. It is unclear how your disclosures of the impairment charges recognized fully explain the variation in the foreign earnings before income taxes as a percentage of total income before income tax expense.

When the impairment charges are added back and Timberland gains are removed from the total and to the non-U.S. and U.S. amounts, there is still a significant variation in the composition of total income before income tax expense for U.S. and non-U.S. when comparing fiscal year 2014 to fiscal year 2013. Specifically, non-U.S. percentage of total income before income taxes declines to 27.7% for fiscal year 2014 compared to 41.1% for fiscal year 2013, excluding the impairment charges and Timberland gains. As such, we continue to request that you enhance your discussion and analysis of your operating results to provide investors with insight as to the material factors causing a decline in your foreign operations operating results without a corresponding decline in your foreign operations net sales.

Other Income Statement Changes, page 26

Income Tax Expense, page 26

2.   We note your response to comment 4 in our letter dated March 25, 2015. It remains unclear how you determined that your non-U.S. operations are not material to your effective tax rate. In this regard, we note that your non-U.S. operations resulted in a net increase to your effective tax rate of 2.9%, even though non-U.S. operations reported a loss before income tax expense and the US operations is a higher tax rate jurisdiction. Further, we note your line item, "Foreign partnerships", reduced the effective tax rate by 5.3%, and it is unclear what this line item includes. Whether the expanded disclosure is provided at the individual jurisdiction level or in another manner, it would appear that expanded disclosures for the impact your non-U.S. operations is having on your effective tax rate should be provided.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
 Branch Chief